UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

1. Name of issuer:	4BIDDENKNOWLEDGE, INC.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	FLORIDA
Date of organization:	01-31-2017
Physical address of issuer:	2645 EXECUTIVE PARK DRIVE SUITE 419 WESTON FLORIDA, 33331
Website of issuer:	4biddenknowledge.com

Current Number of Employees: 1

Total Assets:	Most recent fiscal year-end:	$1,267,143.00	Prior fiscal year-end:	$217,191.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$466,556.00	Prior fiscal year-end:	$59,928.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$721,534.00	Prior fiscal year-end:	$452,631.00
Long-term Debt:	Most recent fiscal year-end:	$360,696.00	Prior fiscal year-end:	$143,353.00
Revenues/Sales	Most recent fiscal year-end:	$1,974,428.00	Prior fiscal year-end:	$1,650,002.00
Cost of Goods Sold:	Most recent fiscal year-end:	$438,979.00	Prior fiscal year-end:	$198,000.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	-$157,594.00	Prior fiscal year-end:	-$373,997.00

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

 (b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

See page 1

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Billy Carson
Dates of Board Service:	January 31, 2017 to present
Principal Occupation:	Chief Executive Officer of the Company
Employer:	The Company
Dates of Service:	January 31, 2017 to present
Employer's principal business:	Streaming entertainment and educational media.
List all positions and offices with the Issuer held and the period of time in which the director served in the position or office:	
Position:	Director
Dates of Service:	January 31, 2017 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	4BiddenKnowledge, Inc.
Employer's principal business:	Streaming entertainment and educational media.
Title:	CEO
Dates of Service:	January 31, 2017 to present
Responsibilities:	Management

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Billy Carson*
Title:	Chief Executive Officer
Dates of Service:	January 31, 2017 to present
Responsibilities:	Execute board decisions; Oversee all operations
List any prior positions and offices with the Issuer and the period of time in which the officer served in the position or office:	

Position:	No prior positions with issuer

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	4BiddenKnowledge, Inc.
Employer's principal business:	Streaming entertainment and educational media.
Title:	CEO
Dates of Service:	January 31, 2017 to present
Responsibilities:	Management

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Billy Carson	19,970,000 Class A Shares	**100%**

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

Founded in 2017, the Company is the leading provider of original educational and informational content relating to ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. The content is available for streaming through Apple TV, Amazon Video, Roku, Google Play, and directly from the Company's website.

The Company has three main revenue sources: subscription fees (for the content), merchandise and book sales, and workshops.

The Company currently has over 50,000 paying monthly subscribers and is aggressively growing. The funds raised during this offering will be primarily used for talent acquisition, expansion of the current recording facilities, content creation, and marketing.

Executive Summary

Opportunity

Problem

The major streaming TV networks share 75% of the same content. The major streaming networks include companies like Netflix, Amazon Prime Video, Google Play, Hulu, and many others. They are all competing for the same licensed content.

Solution

4biddenknowledge TV provides 75% original exclusive content and 25% curated licensed content. Our solution builds a very strong, loyal and engaged subscriber base.

Market



Competition

The only competition is Gaia.com. They have a similar concept. However, they only market to a limited audience. They target the older generation and do not have enough diverse hosts on their shows.

Why Us?

4biddenknowledge Tv offers a much more diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration.

Expectations

Forecast

4biddenknowledge TV and its subsidiaries are positioned to generate $2,000,000 in gross revenue in 2020. A feat well earned in the wake of COVID-19. Our projections for 2021 is 50,000 active subscribers and $4,000,000 in book and product sales. Also, 500,000 active members on the social media platform.

Financial Highlights by Year



Financing Needed

4biddenknowledge Inc is looking to raise $5,000,000 so that we can dedicate four fulltime marketing a creative employees along with a the hiring of a media agency. We really feel that with a raise of capital dedicated to marketing and branding, 4biddenknowledge can triple its projections.

Opportunity

Problem & Solution

Problem Worth Solving

There are not enough streaming services producing exclusive educational content that reach all races and countries. There are also no streaming platforms taking advantage of a white labeled social media platform that engages the subscribers and sells products relevant to the video content.

Our solution

4biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around the streaming content. 4biddenknowledge TV provides 75% exclusive content and 25% licensed content. This method is building a very loyal, highly engaged subscriber base.

Target Market

See attached reports

INTERNATIONAL MEDIA CONSUMPTION REPORT 2021

Competition

Current alternatives

Gaia.com is our only competition and realistically there is no competition because Gaia and 4bdidenknowledge TV actually have a synergistic relationship.

4

Execution

Marketing & Sales

Operations

Locations & Facilities

4biddenknowledge Inc is located at 2645 Executive Park Drive Suite 419, Weston, FL 33331

Technology

4biddenknowledge TV is available on Apple TV, Roku, Amazon, iOS and GooglePlay store apps as well as the internet at 4biddenknowledge.tv.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
3,000 SUBSCRIBERS	Completed	BILLY CARSON	Reach 3,000 paid subscribers by May 31st 2020. Actual reached 3400.
Apple TV	Completed	Billy Carson	Go live on Apple TV by July 1st. Mission accomplished.
Amazon Fire TV	Completed	Billy Carson	Go live on Amazon Fire Stick by July 1st. Mission accomplished.
Roku	Completed	Billy Carson	Go live on Roku by July 1st. Mission accomplished.
Android	Completed	Billy Carson	Go live on Google Plat for Android by July 1st. Mission accomplished.
iOS App Store	Completed	Billy Carson	Go live on the iOS App Store by July 1st. Mission accomplished.
10,000 Subscribers	December 31, 2020	Billy Carson	10,000 active subscribers by December 31st 2020
4,000 Shows On The Network	December 31, 2020	Billy Carson	4,000 Shows On The Network

Key metrics

Company

Overview

Team

Management team

Billy Carson

Billy Carson is the founder and CEO of 4BiddenKnowledge Inc, and the Best Selling Author of The Compendium Of The Emerald Tablets and Woke Doesn't Mean Broke.

Mr. Carson is also the founder and CEO of 4BiddenKnowledge TV, a new conscious streaming TV network, and is an expert host on Deep Space, a new original streaming series by Gaia. This series explores the Secret Space Program, revealing extraordinary technologies and their potential origins. Mr. Carson also serves as an expert host on Gaia's original series, Ancient Civilizations, in which a team of renowned scholars deciphers the riddles of our origins and pieces together our forgotten history documented in monuments and texts around the world.

Mr. Carson appreciates the dedication and hard work it takes to accomplish great things. Recently, Mr. Carson earned the Certificate of Science (with an emphasis on Neuroscience) at M.I.T. and has a certificate in Ancient Civilization from Harvard University. Among his most notable achievements, Billy is the CEO of First Class Space Agency based in Fort Lauderdale, FL. Specifically, his space agency is involved in research and development of alternative propulsion systems and zero-point energy devices.



Sholdon Daniels Entertainment Attorney
Since 2014, the Office of Attorney Sholdon Daniels has provided clients with strategic and effective legal services.



Advisors

Dawn W. Dickson is CEO of PopCom, an automated retail company that uses facial recognition, A.I, and blockchain technology to help retailers collect valuable customer insights. As a serial entrepreneur with over 16 years of experience in marketing and business development, Dawn launched four successful cash flow positive companies since 2002.



Financial Projections

Please review the disclosure regarding financial projections under the Risk Factors-section below. The projected significant increase in revenue is primarily due to signed book deals. The Company believes sales from these books will significantly increase its revenues.

Revenue




Revenue	2022	2023	2024
BOOK SALES	$345,000	$13.5M	$16.5M
Unit Sales	11,500	450,000	550,000
Unit Prices	$30	$30	$30
4BIDDENKNOWLEDGE TV	$369,819	$585,787	$616,505
Customers at start		5,718	6,532
Churn rate	15%	15%	15%
Signups	12,000	12,000	12,000
Recurring Charge	$7.77	$7.77	$7.77
E-COMMERCE HEALTH STORE	$2.5M	$2.5M	$2.5M
MUSIC STREAM REVENUE	$36,380	$47,632	$47,988
Customers at start		387,329	399,599
Churn rate	25%	25%	25%
Signups	1,200,000	1,200,000	1,200,000
Recurring Charge	$0.01	$0.01	$0.01
Totals	**$3.3M**	**$16.6M**	**$19.7M**

Direct Costs

 

Direct Costs	2022	2023	2024
Direct Labor	$585,216	$3M	$3.5M
Salaries and Wages	$585,216	$3M	$3.5M
AGENCY	$585,216	$3M	$3.5M
Totals	**$585,216**	**$3M**	**$3.5M**

Expenses

 

Expenses	2022	2023	2024
TRAVEL	$14,400	$14,400	$14,400
Totals	**$14,400**	**$14,400**	**$14,400**

Projected Profit & Loss (1 of 2)

Net profit in 2022



Net profit by year



Projected Profit & Loss	2022	2023	2024
Revenue	**$3.3M**	**$16.6M**	**$19.7M**
BOOK SALES	$345,000	$13.5M	$16.5M
Unit Sales	11,500	450,000	550,000
Unit Prices	$30	$30	$30
4BIDDENKNOWLEDGE TV	$369,819	$585,787	$616,505
Customers at start		5,718	6,532
Churn rate	15%	15%	15%
Signups	12,000	12,000	12,000
Recurring Charge	$7.77	$7.77	$7.77
E-COMMERCE HEALTH STORE	$2.5M	$2.5M	$2.5M
MUSIC STREAM REVENUE	$36,380	$47,632	$47,988
Customers at start		387,329	399,599
Churn rate	25%	25%	25%
Signups	1,200,000	1,200,000	1,200,000
Recurring Charge	$0.01	$0.01	$0.01
Direct Costs	**$585,216**	**$3M**	**$3.5M**
Direct Labor	$585,216	$3M	$3.5M
Salaries & Wages	$585,216	$3M	$3.5M
AGENCY	$585,216	$3M	$3.5M
Gross Margin	$2.7M	$13.6M	$16.1M
Gross Margin %	82%	82%	82%
Operating Expenses	**$14,400**	**$14,400**	**$14,400**
TRAVEL	$14,400	$14,400	$14,400
Operating Income	**$2.7M**	**$13.6M**	**$16.1M**
Income Taxes	$530,317	$2.7M	$3.2M
Total Expenses	$1.1M	$5.7M	$6.8M

Projected Profit & Loss (2 of 2)

...continued from previous page

Projected Profit & Loss	2022	2023	2024
Net Profit	$2.1M	$10.9M	$12.9M
Net Profit %	**65%**	**66%**	**66%**

Financing

Use of funds

Funds will be used on a dedicated marketing and branding campaign.

Sources of Funds

We are looking to raise capital and use the revenue generated from the existing customer base.

(e) The current number of employees of the issuer;

See page 1

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

The Company is subject to risks that traditional companies are exposed to. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We depend on a small management team. We depend on the skill and experience of a few key employees. Each has a different skill set. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments..

We are controlled by our sole officer and director. Our sole officer and director currently holds all of our voting stock, and at the conclusion of this offering will continue to hold all of the Company's voting stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

The Company may need to raise additional funds in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the Company, as later-stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our Company will face many difficulties typical for early-stage companies.

We could become subject to regulation. Our business model involves providing subscribers with online educational and entertainment content. In the future, we may become subject to targeted regulation that may negatively affect our business model.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products and/or services, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products and/or services, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this offering statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the securities. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product and/or service offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The offering price is arbitrary. The price of the securities offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the securities bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this offering statement, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor bears the risk of a complete and total loss of his/her/its investment.

The securities are "restricted securities." There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>**Please only invest what you can afford to lose.**</u>

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights			
Common Stock:									
Class A (Founder's Shares)	19,970,000	19,970,000	Yes	☑	No		Yes		No	☑
Class B	980,030,000	1,520,481	Yes		No	☑	Yes		No	☑

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

> None

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

> See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

> **The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

> **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

> **The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

> While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the

Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Debt Title	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accrued Tax	$387,279.00	2%	October 17, 2021	None
KARAT BLACK CARD (Credit Card Debt)	$103,084.00	2%	PAID IN FULL MONTHLY	VISA
TD BANK (Line of Credit)	$153,607.00	5%	PAID IN FULL MONTHLY	BANK
EXOTIC AUTO (Lease Obligations)	$199,817.00	6%	Aug 2024	AUTO LEASE FOR BIZ
DELTA BRIDGE FUND (Notes and Loans Payable)	$238,443.00	27%	June 2023	BRIDGE LOAN

(q) A description of exempt offerings conducted within the past three years;

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/22/2020	506(b)	Class B Common Stock	30,000 shares at $1.00 each	General operating capital
2021-08-24*	4(a)(6)	Class B Common Stock	$1,789,879.00*	• Equipment • Research and Development • Sales and Marketing • Events & Travel • Payroll • Inventory • General Operating Capital

* as of the date of this Annual Report the 4(a)(6) offering was still in progress, as such, figures are subject to change.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No to all

(t) Financial statements

4BIDDENKNOWLEDGE INC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021, AND 2020
Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
4Biddenknowleddge, Inc.
Pompano Beach, Florida

Opinion

We have audited the financial statements of 4Biddenknowledge, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of 4Biddenknowledge, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of 4Biddenknowledge, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 4Biddenknowledge Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 15 2022
Los Angeles, California

4Biddenknowleddge Inc.
BALANCE SHEET

As of December 31,		2021		2020
(In US Dollars)				
ASSETS				
Current assets				
Cash and cash quivalents	$	466,556	$	59,928
Inventories		206,813		23,276
Total current assets		673,369		83,204
Non-current assets				
Property and eqiupment, net		271,259		133,987
Right of use assets, net		322,515		-
		593,774		133,987
TOTAL ASSETS	$	1,267,143	$	217,191
LIABILITIES				
Current liabilities				
Credit card debt	$	103,084	$	4,285
Line of credit		153,607		21,172
Current portion lease obligations		35,703		17,797
Current portion of notes and loans payable		41,861		22,098
Accrued taxes		387,279		387,279
Total current liabilities		721,534		452,631
Lease obligations		164,114		38,320
Notes and loans payable		196,582		105,033
Total liabilties		1,082,230		595,984
EQUITY				
Common Stock - Class A		1,997		1,997
Common Stock - Class B		97		3
Additional paid in capital		833,846		29,997
Equity issuance costs		(82,641)		-
Retained earnings / (Accumulated deficit)		(568,386)		(410,791)
Total stockholders' equity		184,913		(378,794)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		1,267,143	$	217,191

See accompanying notes to the financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 1,974,428	$ 1,650,002
Cost of revenues	438,979	198,000
Gross profit	1,535,449	1,452,002
Operating expenses		
General and administrative	1,380,085	1,471,561
Sales and marketing	233,773	-
Total operating expenses	1,613,858	1,471,561
Operating income/(loss)	(78,409)	(19,559)
Interest expense	79,185	42,107
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(157,594)	(61,666)
Provision/(Benefit) for income taxes	-	312,330
Net income/(Net Loss)	$ (157,594)	$ (373,997)

See accompanying notes to financial statements.

4Biddenknowleddge Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	19,970,000	1,997	-	-	-	-	(36,795)	(34,798)
Issuance of Common Stock	-	-	30,000	3	29,997	-	-	30,000
Net income/(loss)	-	-	-	-	-	-	(373,997)	(373,997)
Balance—December 31, 2020	19,970,000	1,997	30,000	3	29,997	-	(410,792)	(378,795)
Issuance of Common Stock	-	-	940,000	94	803,849	(82,641)	-	721,302
Net income/(loss)	-	-	-	-	-	-	(157,594)	(157,594)
Balance—December 31, 2021	19,970,000	$ 1,997	970,000	$ 97	$ 833,846	$ (82,641)	$ (568,386)	$ 184,913

See accompanying notes to financial statements.

4Biddenknowleddge Inc
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (157,594)	$ (373,997)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation	51,942	36,359
Changes in operating assets and liabilities:		
Inventories	(183,537)	(11,276)
Credit card debt	98,799	4,285
Accrued taxes	-	312,330
Net cash provided/(used) by operating activities	**(190,390)**	**(32,298)**
CASH FLOW FROM INVESTING ACTIVITIES		
Right of use assets	(322,515)	-
Purchases of property and equipment	(189,216)	(4,393)
Net cash provided/(used) in investing activities	**(511,731)**	**(4,393)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock Class B	94	3
Additional paid in capital	803,849	29,997
Equity issuance costs	(82,641)	-
Borrowings, net of payments	387,447	38,324
Net cash provided/(used) by financing activities	**1,108,749**	**68,321**
Change in cash	406,628	31,630
Cash—beginning of year	59,928	28,298
Cash—end of year	**$ 466,556**	**$ 59,928**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 79,185	$ 42,107
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ 199,817	$ 56,117
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

4Biddenknowleddge, Inc. was formed on January 31, 2017, in the state of Florida. The financial statements of 4Biddenknowleddge, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Coral Springs, Florida.

4biddenknowledge TV offers a diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. 4biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around the streaming content. 4biddenknowledge TV provides 75% exclusive content and 25% licensed content. This method is building a very loyal, highly engaged subscriber base.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

In the opinion of management, the accompanying financial statements include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2021, and 2020. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing, and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company typically collects payment before the product is delivered. This applies to both shipped goods and internet content.

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to books and other products are determined using an average method.

Income Taxes

4Biddenknowleddge Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its content to around 50,000 active subscribers, as well as book and product sales.

Cost of revenues

Costs of revenues include the costs associated with production and distribution of events, online streaming/TV content, as well as the costs associated books and other product sales and delivery.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2020, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the years 2020, and 2019 and a review of the year 2018 financial statements. During the audit of the fiscal years 2021 and 2020 financial statements, discrepancies were identified in the financials provided by the company when compared to the audited financial statements as of and for the year ended December 31, 2020, and 2019, and the reviewed financial statements as of December 31, 2018. It was noted that the company's management restated the prior years' financial statements because fixed assets, notes, and loans payable, and accrued taxes were identified as not reported in the respective financial statements. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the cumulative impact and changes made to the financial statements as of and for the year ended December 31, 2020:

	Original	Adjustment	Restated
Net loss	$ (73,232)	$ (300,765)	$ (373,997)
Operating cash flows	1,629	(33,927)	(32,298)
Total assets	548,477	(331,286)	217,191
Total liabilities	151,807	444,177	595,984
Retained earnings/(Accumulated deficit)	364,673	(775,464)	(410,791)
Total member's equity	396,670	(775,464)	(378,794)

4. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 206,813	$ 23,276
Total inventories	**$ 206,816**	**$ 23,276**

5. PROPERTY, EQUIPMENT, AND RIGHT-OF-USE ASSETS

Property and equipment consist of the following:

As of December 31,	2021	2020
Vehicles	$ 366,673	$ 221,854
Furniture and fixtures	32,580	-
Accumulated depreciation	(127,994)	(87,867)
Fixed assets, net	**$ 271,259**	**$ 133,987**

For the years ended December 31, 2021, and 2020, depreciation expense was $51,942 and $36,359, respectively.

Right-of-use assets consist of the following:

As of December 31,	2021	2020
Right-of-use asset - acquisition cost	$ 339,131	$ -
Accumulated lease amortization	(16,616)	-
Right-of-use assets, net	**$ 322,515**	**$ -**

For the years ended December 31, 2021, and 2020, amortization of right-to-use assets was $23,686 and $0, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,970,000 shares of Common Shares class A and 980,030,000 of Class B with a par value of $0.0001. As of December 31, 2021, and 2020, 19,970,000 shares of Class A were issued and outstanding. As of December 31, 2021, and 2020, 963,288 shares and 30,000 shares of Class B were issued and are outstanding, respectively. Class A shares have voting rights, Class B shares do not.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Current income tax expense/(benefit)	$	(42,550)	$	312,330
Deferred tax, net of valuation allowance		42,550		-
Net Provision for income tax	$	-	$	312,330

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Accrued tax liability	$	387,279	$	387,279
Deferred Tax asset		(42,550)		-
Valuation Allowance		42,550		-
Total Deferred Tax Liability	$	387,279	$	387,279

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into various operating leases for facilities on a month-to-month basis for coworking space. Rent expenses were in the amount of $82,611 and $300,160 for the years ended December 31, 2021, and December 31, 2020, respectively.

The Company accounts for leases under ASC 842 – Leases and has entered into several equipment leasing arrangements that qualify as finance leases under ASC 842. The Company accounts for these leases by initially recording, as a Right-of-Use asset and lease obligation, the present value of the future outflows at the Company's incremental borrowing rate. Subsequently, lease expense is recognized over the length of the lease using the straight-line method and interest and principal reduction are recorded over the life of the lease using the Effective Interest Method.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 15, 2022, which is the date the financial statements were available to be issued.

The Company issued an additional 771,464 shares of Class B Common Stock for cash.

The Company sold equipment for $88,000 in cash.

The Company acquired an additional vehicle on a finance lease which requires us to pay $6,860 per month for sixty months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $157,594, and liquid assets in cash of $466,556 as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).